Exhibit 1.01

DELPHI AUTOMOTIVE PLC
Conflict Minerals Report
For the Year Ended December 31, 2015

Introduction & Background

This Conflict Minerals Report ("CMR") for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule"). The Rule imposes certain reporting obligations on U.S. Securities and Exchange Commission ("SEC") registrants whose manufactured products contain certain minerals which are necessary to the functionality or production of their products. These minerals are cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten ("3TG" or "Conflict Minerals"). The Rule focuses on 3TG emanating from the Democratic Republic of Congo ("DRC") and nine adjoining countries (together, the "Covered Countries"). If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody and submit a CMR to the SEC that includes a description of those due diligence measures.

This CMR relates to the process undertaken for Delphi products that were manufactured, or contracted to be manufactured, during calendar year 2015 and that contain Conflict Minerals. This CMR was not subjected to an independent private sector audit, as none was required pursuant to the guidance provided by the SEC in its “Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule” dated April 29, 2014.

This report has been prepared by management of Delphi Automotive PLC (herein referred to as "Delphi," the "Company," "we," "us," or "our"). The information includes the activities of all consolidated subsidiaries in which Delphi holds a controlling financial or management interest. It does not include the activities of non-controlled affiliates that are not required to be consolidated. As permitted by Instruction (3) to Item 1.01 of Form SD, this report does not include the products of HellermannTyton Group PLC, which was acquired by the Company on December 18, 2015.

Executive Summary of 2015 Conflict Minerals Program

In order to determine the sources of 3TG in its supply chain, Delphi performed a Reasonable Country of Origin Inquiry ("RCOI") by surveying a significant portion of our supply base for 3TG use. As a result of these survey procedures, 306 smelter or refiners (herein collectively referred to as "smelters") were identified by our suppliers. Of these 306 smelters, 40 were identified as sourcing, or we had reason to believe may be sourcing, from the Covered Countries. We then exercised due diligence procedures over these 40 smelters, and as a result identified that 37 of these 40 smelters have been audited and are compliant with the Conflict Free Smelter Program ("CFSP"). The remaining three smelters were subject to Delphi's risk mitigation process according to the OECD Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas, and as a result Delphi found no reasonable basis for concluding that these smelters sourced Conflict Minerals that directly or indirectly finance or benefit armed groups.

Company Overview

Delphi is a leading global vehicle components manufacturer and provides electrical and electronic, powertrain and active safety technology solutions to the global automotive and commercial vehicle markets. We are one of the largest vehicle component manufacturers, and our customers include all 25 of the largest automotive original equipment manufacturers (“OEMs”). As of December 31, 2015, we operated 126 major manufacturing facilities and 14 major technical centers, with a presence in 44 countries.

Products

As of December 31, 2015, we operated our core business along three operating segments, grouped on the basis of similar product, market, and operating factors:

Electrical / Electronic Architecture. This segment offers complete electrical and electronic architectures. Core product lines include:

•	High quality connectors are engineered primarily for use in the automotive and related markets, but also have applications in the aerospace, military and telematics sectors.

•
Electrical centers provide centralized electrical power and signal distribution and all of the associated circuit protection and switching devices, thereby optimizing the overall vehicle electrical system.

•
Distribution systems, including hybrid high voltage and safety systems, are integrated into one optimized vehicle electrical system that can utilize smaller cable and gauge sizes and ultra-thin wall insulation.

Powertrain Systems. This segment offers high quality products for complete engine management systems ("EMS") and products to help optimize performance, emissions and fuel economy. Core product lines include:

•
The gasoline EMS portfolio features fuel injection and air/fuel control, valvetrain, ignition, sensors and actuators, transmission control products, and powertrain electronic control modules with software, algorithms and calibration.

•
The diesel EMS product line offers high quality common rail fuel injection system technologies including diesel injection equipment, system integration, calibration, electronics, and emission control solutions.

•	The Powertrain Systems segment also supplies integrated fuel handling systems for gasoline, diesel, flexfuel and biofuel configurations, and evaporative emissions systems.

Electronics and Safety. This segment offers a wide range of electronic and safety equipment and software in the areas of controls, security, infotainment, communications, safety systems and power electronics. Core product lines include:

•	Electronic controls products primarily consist of body computers and security systems.

•
Infotainment and driver interface portfolio primarily consists of receivers, digital receivers, satellite audio receivers, navigation systems, displays (including re-configurable displays) and mechatronics.

•
Passive and active safety electronics and advanced driver assistance systems primarily includes occupant detection systems, collision warning systems, advanced cruise control technologies, collision sensing and auto braking.

•	Electric and hybrid electric vehicle power electronics comprises power modules, inverters and converters and battery packs.

In addition to these three segments, we previously operated a Thermal Systems segment, which offered energy efficient thermal system and component solutions for the automotive market. As previously disclosed, on June 30, 2015, we completed the divestiture of this business. This CMR includes products that were manufactured by the Thermal Systems segment in 2015 prior to its divestiture. Core product lines of the Thermal Systems segment included:

•	Main powertrain cooling products included condenser, radiator, fan module and charge air cooling heat exchangers assemblies.

•	Climate control portfolio included HVAC modules, with evaporator and heater core components, air conditioning compressors and controls.

Following completion of our due diligence measures, as described below, it was determined that, like many of our peers in the automotive industry, Delphi’s products contain 3TG materials. Delphi considers these 3TG materials necessary to the functionality or production of a significant portion of our manufactured products in all of our operating segments. Delphi has designed and implemented a Conflict Minerals process, including performance of due diligence measures, to be consistent, in all material respects, with the Organisation for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on tantalum, tin, tungsten, and gold (the "OECD Guidance").

Company Management Systems

In accordance with Step 1 of the OECD Guidance, Delphi has established a management system for Conflict Minerals, which includes:

•
Company Policies - Delphi has adopted a Conflict Minerals Policy which is publicly available at http://delphi.com/responsibility/products/conflict-minerals. Delphi communicated its policy directly to its suppliers as part of the RCOI process, as further described below.

•
Internal Management Team - We maintain a cross-functional Conflict Minerals Team to support Delphi's supply chain due diligence and the implementation and monitoring of an effective Conflict Minerals program, including compliance activities associated with the Rule. The Conflict Minerals Team periodically reports the status of Delphi's Conflict Minerals program to a Conflict Minerals Steering Committee comprised of designated senior management members, including the Senior Vice President, General Counsel, Secretary and Chief Compliance Officer; the Executive Vice President of Operations and the Senior Vice President of Global Supply Management.

•
System of Supply Chain Controls and Transparency - We established a system of controls over the Company's mineral supply chain, including the implementation of a process to collect information to perform the RCOI and due diligence procedures described below, as well as a risk assessment methodology designed to define, identify, mitigate and manage risks. Should a risk arise, it would be reported to the designated members of senior management that comprise the Conflict Minerals Steering Committee.

Delphi supports an industry-wide approach to addressing social responsibility matters regarding Conflict Minerals. During the 2015 reporting period, Delphi was an active member in the Automotive Industry Action Group ("AIAG"). We also support an industry initiative that audits smelters’ and refiners’ due diligence activities. That industry initiative is the Electronic Industry Citizenship Coalition, Incorporated ("EICC") and Global e-Sustainability Initiative's ("GeSI") Conflict-Free Sourcing Initiative ("CFSI"). The CFSI designed and manages the Conflict-Free Smelter Program ("CFSP") to identify the smelters that process 3TG and independently audit those smelters to certify those that source only conflict-free 3TG. The data on which we relied for certain statements in this report was obtained through our membership in the CFSI, using the Reasonable Country of Origin Inquiry report for member DPHI.

•
Supplier Engagement - Due to our size and the nature of our products, and the corresponding size and depth of our supply chain, it is difficult to identify actors upstream from our direct suppliers. We rely on our suppliers to provide us with information concerning the source and chain of custody of 3TG contained in the products and components they supply. Many of our suppliers are also subject to the Rule, and they rely on information provided by their upstream suppliers. Our standard global contract terms and conditions require suppliers to provide information with respect to the origin of their products supplied to Delphi. We also communicated with suppliers regarding our Conflict Minerals program, as detailed in this Conflict Minerals Report, which included direct engagement with our suppliers to collect required supplier and smelter RCOI and due diligence data, as further described below. This engagement included providing training to our suppliers on our Conflict Minerals program, if such assistance was requested by a supplier. We continue to maintain and communicate to our suppliers a dedicated email address (conflict.minerals@delphi.com) to facilitate supplier communication with us regarding Conflict Minerals.

As a downstream entity, we drive responsible sourcing through our supply chain by exercising due diligence over our suppliers’ sourcing of raw materials in their upstream supply chains. We mitigate risks associated with the sourcing of 3TGs by working with our suppliers to identify 3TG smelters and refiners and encouraging those facilities to become CFSP Compliant. We also support broader industry efforts to promote responsible mining and sourcing, as further described above.

•
Grievance Mechanism - We have grievance mechanisms through which our employees and suppliers can report suspected or potential violations of our policies, laws or general ethics or compliance concerns. We maintain an e-mail address (conflict.minerals@delphi.com) for suppliers to ask questions, voice concerns and report violations with respect to our Conflict Minerals program. Delphi also maintains a reporting system that allows employees and others to ask questions, voice concerns and report violations with respect to Delphi policies confidentially and anonymously.

Reasonable Country of Origin Inquiry

We procure our raw materials and components from a variety of suppliers around the world. We rely on our direct suppliers to provide information on the source of the 3TG materials contained in components and materials supplied to us - including sources of 3TG that are supplied to them from upstream suppliers.

In order to understand the sources of 3TG in our supply chain, we performed a reasonable country of origin inquiry ("RCOI"). Delphi’s RCOI process involved two stages: Supplier RCOI, which was designed and performed in accordance with Step 2A of the OECD Guidance, and Smelter RCOI, which was designed and performed in accordance with Step 2B of the OECD Guidance.

Supplier RCOI

Delphi designed its Supplier RCOI process to identify, to the best of its efforts, the smelters of 3TG within Delphi’s supply chain in accordance with Step 2A of the OECD Guidance. Delphi's supplier RCOI process included surveying a significant portion of our supply base (representing approximately 2,700 suppliers and/or original manufacturers that supply parts and materials for products manufactured by Delphi). Delphi’s 2015 RCOI process was designed to include substantially all of the parts and materials necessary to the functionality or production of products manufactured by Delphi in 2015.

These suppliers and original manufacturers were contacted, provided with Delphi’s Conflict Minerals policy, and requested to disclose to us the sources of 3TG materials used in the products sold to us, including smelter information, via the Conflict Minerals Reporting Template ("CMRT") developed by the CFSI. We reviewed all supplier responses for completeness and accuracy. For suppliers that did not provide adequate responses, where additional follow-up was needed based on the Company’s internal risk assessment methodology, or if responses were not provided timely, we actively solicited clarifications and responses.

Our 2015 RCOI and supplier response results represented approximately 90% of the Company’s total Annual Purchase Value ("APV"). After review of these responses, Delphi consolidated the supplier responses into a single list of unique smelter names which met the definition of a smelter under one of three industry recognized audit protocols. We then reviewed this listing of smelters and compared it to the CFSI list of known smelters as well as industry peers in order to determine if we had identified reasonably all of the smelters in our supply chain. As a result of the supplier RCOI process, 306 smelters of 3TG were identified by our suppliers.

The large majority of the CMRT responses received from our suppliers provided data to us at a total company level, and our suppliers were unable to specify the smelters or refiners used for the specific components supplied to us during the reporting period. We are therefore unable to determine whether the 3TGs reported by our suppliers were contained in components or parts supplied to us during the reporting period. We are also unable to verify that all of the 3TG smelters that our suppliers identified were part of our supply chain. Based on the information provided by our suppliers, we made a reasonable good faith effort to collect and evaluate the information concerning 3TG smelters in our supply chain.

Smelter RCOI

Delphi assessed the country of origin information for the 306 smelters identified by our suppliers, and determined that 40 of these smelters either source, or Delphi had reason to believe they source, 3TG from the Covered Countries. Due to the overlap between smelter RCOI and smelter due diligence, our smelter RCOI process is summarized below in the Due Diligence section of this report.

Due Diligence

Due Diligence Design

In accordance with the Rule’s requirements for 3TGs that are, or Delphi had reason to believe are, sourced from the Covered Countries, Delphi was required to exercise due diligence on the source and chain of custody of these identified 3TG's in accordance with a nationally or internationally recognized due diligence framework.

Delphi designed its smelter RCOI and due diligence processes in accordance with the applicable sections of Steps 2, 3 and 4 of the OECD Guidance. Based on its assessment of the survey responses received from suppliers as part of its RCOI process, Delphi performed smelter RCOI and due diligence measures as described below in a manner consistent with the OECD Guidance on the smelters that were identified by our suppliers as potential sources of 3TG in our products.

Due Diligence Performance

For each 3TG smelter that was identified by our suppliers as being in Delphi's supply chain, Delphi attempted to directly engage the smelter to ascertain whether or not the smelter sourced from the Covered Countries. For smelters that did not respond to direct engagement, Delphi reviewed publicly available information to determine if there was any reason to believe that the smelter may have sourced 3TG from the Covered Countries during the reporting period. This information included the most recent report by the United Nations (“U.N.”) Group of Experts on the Democratic Republic of the Congo, publications by non-governmental organizations the Enough Project, Global Witness, Southern Africa Resource Watch and Radio Okapi (the U.N. funded news organization in the conflict region of the DRC) and a search of other publicly available information. For smelters that declared directly, or through their relevant industry association, that they did not source from the Covered Countries, and were not recognized as CFSP Compliant, Delphi reviewed the publicly available information sources listed above to determine if there was any contrary evidence to the smelter’s declaration.

For high risk smelters (smelters sourcing from, or there is reason to believe they may be sourcing from, the Covered Countries), that have not been audited and recognized as CFSP Compliant, Delphi communicated the risk to the designated members of senior management that comprise the Conflict Minerals Steering Committee in accordance with OECD Step 3A, and conducted risk mitigation on the smelter according to OECD Step 3B. If there was reason to believe the smelters subject to Delphi’s risk mitigation process were directly or indirectly financing or benefiting armed groups in the Covered Countries, Delphi would initiate action with our suppliers for the removal of this smelter from our supply base, which is consistent with Step 3B of the OECD Guidance and helps prevent unnecessary boycotts of the Covered Countries.

Due Diligence Results

As a result of these procedures, 40 of the 306 smelters identified by our suppliers either source, or Delphi had reason to believe they source, 3TG from the Covered Countries. The countries of origin of 3TG from these 40 smelters may include the DRC, Rwanda, Burundi and Tanzania. As described above, this assessment was based on information received directly from the smelters, information received through the CFSP and/or the other public information sources listed above.

In accordance with the Rule’s requirements for 3TGs that are, or Delphi had reason to believe are, sourced from the Covered Countries, Delphi was required to exercise due diligence on these minerals’ source and chain of custody. Of these 40 smelters, 37 smelters were compliant with the CFSP and were accordingly listed on the CFSP’s website as CFSP Compliant, meaning that the smelters have been determined to be compliant with the CFSP’s, or an equivalent, independent third-party audit program.

The following table categorizes the smelters identified by our suppliers as being in our supply chain by 3TG mineral, those identified as sourcing from the Covered Countries and CFSP status:

	Covered Country Sourced				Non-Covered Country Sourced				Total Smelters
	CFSP Compliant	CFSP Active	Known	Total	CFSP Compliant	CFSP Active	Known	Total
Tin	2	1	—	3	55	10	15	80	83
Tantalum	24	—	—	24	22	—	—	22	46
Tungsten	4	—	—	4	25	8	8	41	45
Gold	7	—	2	9	73	14	36	123	132
Total	37	1	2	40	175	32	59	266	306
All compliance status information in the above table is as of March 31, 2016, and is based solely on information made publicly available by the CFSI and listed on the CFSP website, without independent verification by us. "Compliant" means that the smelter was listed as compliant with the CFSP assessment protocols. "Active" means that the smelter has committed to undergo a CFSP audit or is participating in one of the cross-recognized certification programs. Smelters not listed as Compliant or Active are classified as "Known". Sourcing status information is based on information received directly from the smelters, information received through the CFSP and/or the other public information sources listed above. Included in "Covered Country Sourced" are smelters which Delphi had reason to believe may source from the Covered Countries, and included in "Non-Covered Country Sourced" are smelters which Delphi had no reason to believe source from the Covered Countries.

The mines used by these smelters are not publicly available and were not disclosed by these smelters. Through experience gained from participating in the CFSI, we have concluded that requiring our suppliers to complete the CMRT and conducting the due diligence process described above represents the most reasonable best effort we can make at this time to identify the mines and countries of origin of 3TGs contained in our products with the greatest possible specificity.

Risk Mitigation

Delphi conducted risk mitigation on the three smelters that were identified as sourcing, or believed to be sourcing, from the Covered Countries and that were not recognized as CFSP Compliant. Delphi’s risk mitigation was designed in accordance with Step 3B of the OECD Guidance and was reported to the designated members of senior management that comprise the Conflict Minerals Steering Committee in accordance with Step 3A of the OECD Guidance.

The smelters over which Delphi conducted risk mitigation included a tin smelter that was identified as sourcing from Rwanda. This smelter is currently listed as "Active" by the CFSP, meaning that it has committed to undergo a CFSP audit. Based on the information provided by our suppliers, the tin provided by this smelter may have been included in products manufactured in 2015 by all of our business segments. Delphi also conducted risk mitigation on two gold smelters that Delphi has reason to believe may source from the Covered Countries. Based on the information provided by our suppliers, the gold provided by these smelters may have been included in products manufactured in 2015 by our Electrical/Electronic Architecture, Powertrain Systems and Thermal Systems segments.

Delphi’s risk mitigation process included performing additional due diligence to determine if there was any reason to believe the smelter directly or indirectly financed or benefited armed groups in the Covered Countries. This additional due diligence included further review of the publicly available information sources noted above in order to determine if there was any reason to believe the smelter directly or indirectly financed or benefited armed groups in the Covered Countries, verifying with internal stakeholders and relevant suppliers whether 3TGs from the smelter were actually in Delphi’s supply chain in the 2015 reporting period and direct engagement with each high risk smelter to verify risk and to encourage the smelter to become CFSP Compliant. As a result of this process, Delphi found no reason to believe these three smelters directly or indirectly financed or benefited armed groups in the Covered Countries.

Continuous Improvement of Supply Chain Due Diligence

The activities undertaken by Delphi as described in this report have helped to mitigate the risk that the 3TG materials necessary to our products benefited armed groups in the Covered Countries. Going forward, we intend to take the following steps to improve our due diligence process and further mitigate the risk that the 3TG materials necessary to our products benefit armed groups:

1)	Continue to strengthen our engagement with our suppliers regarding Conflict Minerals, including requiring CMRT information for key suppliers and any new supplier;

2)	Continue to drive our suppliers to obtain current, accurate, and complete information from their supply chain about their smelters and refiners of Conflict Minerals;

3)
Encourage smelters identified as part of our supply chain which are sourcing, or believed to be sourcing, from the Covered Countries to be audited and certified to a protocol recognized by the CFSP, either directly or indirectly through suppliers and/or relevant industry partnerships, including follow-up in 2016 on smelters that required risk mitigation in 2015; and

4)	Continue to participate in the AIAG, CFSI, or other relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

Additional Risk Factors

The statements within this CMR are based on the RCOI process and due diligence performed in good faith by Delphi, and are based on the information available at the time. A number of factors could introduce errors or otherwise affect the statements made within. These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions in information provided by suppliers, errors or omissions in information provided by smelters, confusion by suppliers over requirements of SEC final rules, gaps in supplier education and knowledge, errors or omissions in public information, translation of public data, oversights or errors in conflict-free smelter audits, Covered Country-sourced materials being declared secondary materials, illegally tagged conflict minerals from Covered Countries being introduced into the supply chain, certification programs not being equally advanced for all industry segments and metals, and smuggling of Conflict Minerals from Covered Countries to countries beyond the Covered Countries.